January 16, 2009
By EDGAR and Facsimile
Mr. Karl Hiller
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Stillwater Mining Company
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 26, 2008
File No. 001-13053
     Dear Mr. Hiller:
     This letter is submitted on behalf of Stillwater Mining Company (the “Company”) in response to the letter, dated December 12, 2008 (the “Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”).
     For reference purposes, the text of the comments in the Letter has been reproduced in this letter in italics, with responses below each numbered comment.

Form 10-K for the fiscal year ended December 31, 2007
Note 3 — Sales, page 83
1.	We note your response to prior comment 3 regarding your accounting for by-product revenues and have further comments related to this matter. Please tell us whether you account for palladium, platinum and the by-product metals as joint products, for which you carry separate inventory balances. And if so, please also clarify whether you have allocated costs to these metals at the time of separation in your production process, or on some other basis, with details sufficient to understand how you have determined this allocation and the amounts of by-product inventory held at the end of each period.

If your accounting does not follow a joint product approach as described above, please provide an analysis that quantifies the effects that taking this approach would have on your financial statements, given that recognition of revenues would not otherwise be necessarily correlated with recognition of expense. Please identify any relationship between sales of your primary and by-product metals, in terms of timing; and the effects of differences in timing on measures of gross profit, and other performance measures mentioned in Management’s Discussion and Analysis.

Response:

The Company allocates costs jointly to platinum and palladium produced from its mining operations. Platinum and palladium are the only products which the Company reports as ore reserves as the gold, silver and rhodium are not present in concentrations that economically can be credibly measured in place and the copper and nickel are regarded as waste streams. The by-products are not considered joint products as no substantive costs are directly allocable to by-products and consequently no cost is carried in inventory or included as a cost of sales for these by-products. Additionally, unlike platinum and palladium, by-product volumes are not consistently tracked by the Company’s accounting system as they flow through the various sequential mining and processing stages.

As indicated in our previous response, the Company’s by-products from mining include copper, nickel, rhodium, gold and silver. All these by-products are present, along with the primary platinum and palladium, in the metal concentrates that are produced at the mine site and shipped to the Company’s smelter. In the smelting process, iron and gangue material are separated out into slag, leaving a residual matte that contains platinum, palladium, and the by-product metals. The matte produced in the smelter is shipped onward to the Company’s base metals refinery. No separation of primary or saleable by-product metals has taken place up to that point.

The purpose of the base metals refinery is to produce a filter cake acceptable for processing by third-party refiners that, per the Company’s processing contracts, must be essentially free of copper, nickel and iron. The base metals refinery extracts copper and nickel (as nickel sulfate) from the matte, producing these by-products at less than commercial grade; consequently they are sold at a substantial discount to quoted market prices. The cost of extracting the copper and nickel is borne fully by the platinum and palladium because of the contractual need to separate out the copper and nickel from the filter cake. Most of the copper and nickel production is sold under short-term contracts or on a spot basis, and at times finding a market for the material is difficult.

The filter cake produced at the base metals refinery is shipped to one of two final refiners in the United States, where final separation and production of finished metals takes place. These refiners return the primary platinum and palladium, along with by-product rhodium, gold and silver, to the Company’s account. The refiners are compensated for their processing activities through three mechanisms: (1) they charge a small per-ounce fee for processing the metal; (2) they retain a fixed percentage of the contained metals for their own account; and (3) they return the metal to the Company on a fixed schedule that typically is longer than the actual processing time required. The per-ounce fee becomes due upon outturn of the metal, which often corresponds to the point of sale. (The Company never takes physical delivery of its own metal; ownership moves through a paper transfer on the books of the final refiner.) The fixed per-ounce refining fee associated with the by-products corresponds to only one or two percent of the market value of the by-products at current metal prices and is never a significant amount. Consequently, this cost is included in final processing costs and is assigned to the platinum and palladium in inventory and cost of sales.

The Company does not include by-products in its joint costing, for the following reasons:
•	Current U.S. GAAP (determined by accounting practice) allocates only directly assignable costs to by-products and excludes them from joint costing through inventory. In the Company’s case, such directly assignable costs are negligible.

•	By-product volumes are not routinely monitored through the Company’s process flows in the Company’s accounting system because they tend to be present in only trace amounts (gold, silver, rhodium) or are regarded as waste streams (copper, nickel) and are not principal economic drivers of our mining efforts;

•	Even assuming such data on by-product inventory flows were available, attempts to allocate costs in each stage of inventory based on contained ounces (the Company’s present practice, as platinum and palladium ounces are indistinguishable in the process stream until the final stage of outside processing), would be distorted by the significant volumes of copper and nickel in the product streams. Conversion of copper and nickel to equivalent PGM ounces (based on relative values) would be arbitrary and subject to wide swings in relative value over any given period. Excluding copper and nickel from the costing exercise altogether (arguably as waste streams) would eliminate this complication, but if copper and nickel were excluded and only the trace amounts of gold, silver and rhodium were allocated based on ounces, they would have only a negligible effect on the timing of inventory cost allocations. (The Company produced and sold an average of 314 ounces of rhodium, 875 ounces of gold, and 754 ounces of silver per month in 2007, compared to over 45,000 ounces per month of platinum and palladium.)
With regard to the Staff’s question as to the effect of the timing of sales, there are only a few consistent patterns. For any given lot of material, rhodium generally takes longer in final processing than other metals, and so would typically be sold a few weeks later than the platinum and palladium. As noted, copper and nickel by-products are not of commercial grade and so at times may accumulate for several weeks or even months before a buyer is identified for the material. In many cases the Company sells by-products as they are released from the final refiner, but management has discretion to determine when they are sold and may withhold metal for a time during slack periods in the market.

With regard to the Staff’s question pertaining to other performance measures, this change in costing would have no effect on any of the non-GAAP measures that the Company regularly reports in its Management Discussion and Analysis because those measures exclude the effect of changes in inventories.

In conclusion, the Company believes that the alternative costing approach suggested by the Staff’s comment would require management to introduce various arbitrary assumptions, particularly with regard to copper and nickel sulfate, into its costing process which arguably would increase complexity and could distort the accounting result. However, even assuming these challenges could be overcome, management does not believe that the use of the alternate method would lead to results significantly different from the results under the method the Company uses currently. Normally, under standard cost accounting methods, by-products are excluded from the joint costing process and so are not allocated costs except to the extent such costs are directly attributable to the by-products themselves. In the Company’s case, any direct costs attributable to by-products are negligible. Consequently, the Company believes it current method accounting is appropriate and consistent with industry practice.

Item 9A. Controls and Procedures, page 101
2.	We note your response to our prior comment number 4 and although you have provided sample language that you will utilize in future filings, your response did not include disclosures which specifically address whether there have been any changes in your internal control over financial reporting during the last fiscal quarter for the year ended December 31, 2007. Please submit the disclosures that you believe would be appropriate and necessary to comply with Item 308(c) of Regulation S-K as of December 31, 2007.
Response:

The Company believes the following disclosures would be necessary and appropriate to comply with Item 308(c) of Regulation S-K in Item 9A(b) of its Annual Report on Form 10-K pertaining to its internal control over financial reporting for the quarter ended December 31, 2007:

“(b) Internal Control Over Financial Reporting. In evaluating the registrant’s internal control over financial reporting, as required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act, for the fourth quarter of 2007, ended December 31, 2007, management determined that during the fourth quarter of 2007 there were no changes in the registrant’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.”
* * *
     The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the 2007 Form 10-K and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please feel free to contact me at (406) 373-8724, or John R. Stark, the Company’s General Counsel at (406) 373-8712, should you require further information or have any questions.

Sincerely,
/s/ Gregory A. Wing
Gregory A. Wing
Vice President and Chief Financial Officer

Enclosures

cc:	David Hill, KPMG LLP Jeffrey W. Tindell, Skadden, Arps, Slate, Meagher & Flom LLP